UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 30, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 26, 2018, regarding Fintur Holdings B.V. divesting its interest in Geocell LLC.

Istanbul, January 26, 2018

Announcement Regarding Fintur Holdings B.V. divesting its interest in Geocell LLC

Our subsidiary Fintur Holdings B.V.* (“Fintur”), in which we hold 41.45% stake, through its 99.99% subsidiary Gürtel Telekomünikasyon Yatırım ve Dış Ticaret A.Ş. (“Gürtel”), has signed a binding agreement with Silknet JSC (“Silknet”), a joint stock company organised under the laws of Georgia, to transfer its 100% total shareholding in Geocell LLC, a limited liability company organised under the laws of Georgia for USD 153 million. The transaction is expected to be completed once the regulatory approvals are received. The transaction has no impact on our financial statements since Fintur is classified as “assets held for sale” in our financials.

*Fintur Holdings B.V. is currently 41.45% owned by Turkcell and 58.55% by Telia Company.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 30, 2018	By:	/s/ Zeynel Korhan Bilek
	Name: Title:	Zeynel Korhan Bilek Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 30, 2018	By:	/s/Bulent Aksu
	Name: Title:	Bulent Aksu Finance Executive Vice President